UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Notice Calling to an Ordinary and Extraordinary Shareholders Meeting

Autonomous City of Buenos Aires, March 16, 2026

Messrs

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Present

RE: RELEVANT INFORMATION – Notice Calling to an Ordinary and Extraordinary Shareholders’ Meeting

To whom it may concern:

Please be informed that, as of the date hereof, the Board of Directors of Grupo Supervielle S.A. resolved to summon an Ordinary and Extraordinary Shareholders’ Meeting to be held on April 23 2026, at 15.00 p.m., on first call, to be held  virtually, as provided in Section Fourteenth Bis of the Bylaws, via “Microsoft Teams®”, in order to consider the following agenda:

AGENDA:

1.	Appointment of two shareholders to sign the Shareholders’ Meeting Minutes.

2.	Consideration of the documentation required by Section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2025.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2025.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2025.

5.	Consideration of the remuneration to the Board of Directors for AR$ 843,415,753 (AR$ 747,070,091 at historical values), corresponding to the fiscal year ended December 31, 2025, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2025.

7.	Determination of the number of regular and alternate members of the Board of Directors.

8.	Election of the regular and alternate members of the Board of Directors and determination of their mandate.

9.	Appointment of regular and alternate members of the Supervisory Committee.

10.	Consideration of the results for the fiscal year ended December 31, 2025 and destination of unallocated results as of December 31, 2025 (loss of thousands AR$ 48,546,155) that are proposed to be fully absorbed with the Other Reserves in thousands AR$ 48,546,155.

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2025.

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2026 and determination of their remuneration.

13.	Allocation of the budget to the Audit Committee in the terms of Section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services.

14.	Cancellation of Class B Treasury Shares. Amendment Section Five of the Company’s Bylaws. Approval of an Restated Text of the Companys´ Bylaws.

15.	Delegation to the Board of the necessary powers for the implementation of the resolutions of item 14 of the Agenda.
16.	Authorizations.

It is hereby stated that during the fiscal year under consideration, no circumstance of those listed in the two paragraphs of Section 71 of Law No. 26,831 has occurred.

It is also hereby stated that the Shareholders’ Meeting will be held in a virtual manner in accordance with Section Fourteenth Bis of the Bylaws. The Shareholders’ Meeting will be held through the “Microsoft Teams®” platform that allows: (i) the free access for all participants to the Shareholders’ Meeting; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the shareholders’ Meeting; and (iii) the recording of the Shareholders’ Meeting with its relevant backup in digital format. One business day prior to the holding of the Shareholders’ Meeting, the registered shareholders will be sent a link to the tool “Microsoft Teams®” and the respective access code to partake at the Shareholders’ Meeting, as well as the instructions for the use of the tool and the guidelines to facilitate the participation and casting of votes of the shareholders during the virtual session. The Shareholders’ Meeting will begin at the notified time and no participants will be admitted after the commencement of the Meeting. Prior to the opening of the Shareholders’ Meeting, each of the participants must prove their identity and indicate the place where they are. During the course of the Shareholders’ Meeting, shareholders may participate with voice and cast their votes verbally. The members of the Supervisory Committee that partake at the Shareholders’ Meeting will verify the compliance with the above-mentioned items, as well as the fulfillment with all precautions provided for in Section Fourteenth Bis of the Bylaws.

For the treatment of item 14 and 15 of the Agenda, the Meeting will be conducted as an Extraordinary Meeting.

Note 1: In accordance with the provisions of Section 238 of the General Corporations Law  No. 19,550, in order to attend the Meeting, shareholders must obtain a certificate of deposit or a certificate of the share account issued for this purpose by Caja de Valores S.A. and submit it until April 17, 2026 at 6:00 p.m., inclusive, electronically in PDF format, and must send it to the following email address: AsuntosSocietarios@supervielle.com.ar.

Note 2: In compliance with the provisions of the National Securities Commission Regulations, upon giving notice of and upon actual attendance, under  the provisions of Section 22, Chapter II, Title II of the  of the National Securities Commission Regulations, the holder of the shares must provide the following information: name and surname or complete company name; type and number of identity document of natural persons or registration data of legal persons with express indication of the Registry where they are registered and of their jurisdiction and domicile with indication of their character. The same data must be provided in the case of those who attend the Meeting as a representative of the shareholder.

Note 3: The documentation to be considered by the Meeting is available to the shareholders upon request to AsuntosSocietarios@supervielle.com.ar.

Note 4: Shareholders that are companies incorporated abroad must comply with  Sections 118 or 123 of the General Corporations Law No. 19,550. The representation at the Meeting must be exercised by the legal representative registered with the Public Registry or by a duly authorized agent in accordance with the provisions of Article 25, Chapter II, Title II of the Regulations of the National Securities Commission.

Note 5: In accordance with the provisions of Section 24, Chapter II, Title II of the National Securities Commission Regulations, Shareholders must present the sworn statement of Final Beneficiary required by said regulation prior to the start of the Meeting.

The Directory. Julio Patricio Supervielle, appointed Chairman of Grupo Supervielle S.A. and Director by Ordinary and Extraordinary General Meeting of April 22, 2025.

_____________________________
Grupo Supervielle S.A. Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 16, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer